Filed Pursuant to Rule 433
Registration No. 333-146178

Boardwalk Bancorp Reports Fourth Quarter 2007 Results

Company Release - 1/25/2008

LINWOOD, NJ — (MARKET WIRE) — 1/25/08 — Boardwalk Bancorp, Inc. (NASDAQ: BORD), parent company of Boardwalk Bank, announced its unaudited operating results for the fourth quarter and year ended December 31, 2007. Bancorp reported a net loss of $232,000 or ($.05) per diluted share for the fourth quarter of 2007, a 133% decline over the fourth quarter of 2006 net income of $703,000 or $.19 per diluted share. Fourth quarter 2007 earnings represent a decrease of $785,000 or 142% from the third quarter of 2007 when Bancorp reported net income of $553,000 or .$13 per diluted share. Net income for the quarter ended December 31, 2007 was negatively impacted by approximately $434,000, of expenses associated with the planned merger of Cape Savings Bank and Boardwalk Bancorp.

Net income for the twelve months ended December 31, 2007 was $413,000 or $.10 per diluted share, compared to net income of $3,025,000, or $.83 per diluted share, in the same period in 2006. Net income for the twelve months ended December 31, 2007 was negatively impacted by losses of $1,310,000, net of taxes, from a restructuring of assets in the first quarter of 2007 and the merger related expenses noted above.

Total loans increased by $12,833,000 for the quarter ended December 31, 2007 to $314,624,000. Loans increased by $37,158,000 or 15.2% from December 31, 2006.

At quarter end, nonperforming assets increased to $6,064,000 compared to $1,304,000 at September 30, 2007 and $480,000 at December 31, 2006. The increase in non-performing assets at December 31, 2007 from September 30, 2007 includes two commercial loan relationships aggregating approximately $4.8 million, both of which, in the opinion of management, are adequately collateralized. Nonperforming loans as a percentage of total loans increased to 1.92% at December 31, 2007 from 0.43% at September 30, 2007. The ratio of the allowance for loan losses to nonperforming loans decreased to 63.0% at December 31, 2007 from 283.0% at September 30, 2007. The provision for loan losses was $98,000 for the quarter ended December 31, 2007.

At December 31, 2007, Bancorp’s total assets decreased to $450,360,000, a decrease of $2,920,000 or 0.6% from $453,280,000 at December 31, 2006. This decrease in total assets is primarily the result of the use of funds received from the first quarter asset restructuring to fund deposit outflows from certificate of deposit re-pricings and reductions in borrowings.

At December 31, 2007, Bancorp’s shareholders’ equity totaled $47,890,000 or 10.6% of period end assets.

Boardwalk will host a shareholder and investor conference call on Monday, January 28, 2008 at 9:30 a.m. ET. Interested parties can join the conference call and have the ability to ask questions by calling 888-830-6260 (participant code: 625004).

This press release discusses primarily historical information. Statements included in this release, to the extent they are forward looking, involve a number of risks and uncertainties such as competitive factors, economic conditions and regulatory changes in the banking industry. Further information on factors that could affect the Bancorp’s financial results can be found in Boardwalk’s Form 10-K for the year ended December 31, 2006, which is filed with the Securities and Exchange Commission.

For further information contact:

Michael D. Delvin

CEO

Boardwalk Bancorp

(888) 720-2265.

Cape Bancorp, Inc. has filed a registration statement (File No. 333-146178) (including a prospectus and prospectus supplements dated December 21, 2007 and January 24, 2008) with the Securities and Exchange Commission (the “SEC”) for the offering of common stock of Cape Bancorp, Inc. to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplements and other documents Cape Bancorp, Inc. has filed with the SEC for more complete information about Cape Bancorp, Inc. and its offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplements if you request it by calling Stifel, Nicolaus & Company, Incorporated at 973-549-4350.